Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-167632
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 12, 2010)

(Proposed Holding Company for Atlantic Coast Bank)
Up to 2,300,000 Shares of Common Stock
     This supplements the prospectus of Atlantic Coast Financial Corporation, dated November 12, 2010, and should be read together with such prospectus, a copy of which is attached. This prospectus supplement is being distributed to investors in the following jurisdictions who must meet the qualifications described below in order to participate in the conversion offering.
United Kingdom
     This prospectus supplement and the attached prospectus, dated November 12, 2010, does not constitute an approved prospectus for the purposes of and as defined in section 85 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”), has not been prepared in accordance with the prospectus rules issued by the UK Financial Services Authority (the “FSA”) pursuant to section 73A of the FSMA and has not been approved by or filed with the FSA or by or with any other authority which would be a competent authority for the purposes of Directive 2003/71/EC (the “Prospectus Directive”). The securities offered hereby may not be offered or sold and will not be offered or sold to the public in the United Kingdom (within the meaning of sections 85 and 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus being made available to the public before the offer is made (within the meaning of section 85 of the FSMA) or where such an offer constitutes an exempt offer to the public (within the meaning of section 86 of the FSMA). In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any securities except in circumstances in which section 21(1) of the FSMA does not apply to the issuer or the restriction does not apply in accordance with the provisions of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”).
     This prospectus supplement and the attached prospectus, dated November 12, 2010 and its contents may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. Unauthorised distribution in the UK may constitute an offence under the FSMA. If the prospectus supplement and the attached prospectus, dated November 12, 2010 has been received in error it must be returned immediately to Atlantic Coast Financial Corporation. This prospectus supplement and the attached prospectus, dated November 12, 2010, is directed only at (i) persons outside the United Kingdom; (ii) persons having professional experience in matters relating to investments falling within Article 19 (5) of the Order; (iii) certified high net worth individuals falling within Article 48 of the Order; (iv) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (d) of the Order; (v) sophisticated investors as described in Article 50 of the Order; (vi) self-certified sophisticated investors falling within Article 50A of the Order; or (vii) to persons to whom it may otherwise be lawful to distribute it (all such persons referred to in (i) to (iv) above together being referred to as “Relevant Persons.”) This prospectus supplement and the attached prospectus dated November 12, 2010 must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus supplement and the attached prospectus, dated November 12, 2010, relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
Italy
     This prospectus supplement and the attached prospectus, dated November 12, 2010, has not been submitted to the Commissione Nazionale per le Società e la Borsa, the Italian Securities Exchange Commission, (“CONSOB”), for clearance and will not be subject to formal review or clearance by CONSOB.
     Accordingly, Atlantic Coast Financial Corporation and any registered broker dealer represents and agrees that it has not offered, sold or delivered, and will not offer, sell or deliver, and has not distributed and will not distribute and has not made and will not make available in Italy any of the securities nor any copy of this prospectus supplement and the attached prospectus, dated November 12, 2010, or any other documents relating to the securities other than:
(a)	to “qualified investors” (investitori qualificati), as defined pursuant to Article 34-ter, first paragraph, letter b), of CONSOB regulation No. 11971 of May 14, 1999, as amended, concerning issuers (“Regulation No. 11971”), but excluding (i) small and medium enterprises and natural persons indicated in Regulation No. 11971 which have not been included in the register of qualified investors; (ii) management companies and financial intermediaries authorized to manage individual portfolios on behalf of third parties; and (iii) fiduciary companies managing portfolio investments regulated by Article 60, paragraph 4 of Legislative Decree No. 415 of July 23, 1996; or

(b)	in other circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Legislative Decree No. 58 of February 24, 1998, as amended (the ''Italian Financial Act”) and its implementing CONSOB regulations, including Regulation No. 11971.
     Any such offer, sale or delivery of the securities offered hereby or distribution of copies of the prospectus supplement and the attached prospectus, dated November 12, 2010, or any other document relating to the offering in the Republic of Italy must be in compliance with the selling restrictions under (a) and (b) above and must be:
(i)	made by soggetti abilitati (including investment firms (imprese di investimento), banks or financial intermediaries, as defined by Article 1, first paragraph, letter r, of the Italian Financial Act), to the extent duly authorized to engage in the placement and/or underwriting and/or purchase of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Italian Financial Act, CONSOB Regulation 16190 of October 29, 2007, as amended, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Act”) and any other applicable laws and regulations; and

(ii)	in compliance with any other applicable requirements or limitations which may be imposed by CONSOB, the Bank of Italy or any other Italian regulatory authority.
     Any investor purchasing the securities offered hereby is solely responsible for ensuring that any offer or resale of the securities it purchased occurs in compliance with applicable laws and regulations.
     In accordance with Article 100-bis of the Italian Financial Act, the subsequent resale on the secondary market in the Republic of Italy of the securities offered hereby (which were part of an offer made pursuant to an exemption from the obligation to publish a prospectus) constitutes a distinct and autonomous offer that must be made in compliance with the public offer and prospectus requirement rules provided under the Italian Financial Act and the Regulation No. 11971 unless an exemption applies. Failure to comply with such rules may result in the subsequent resale of such securities being declared null and void and the intermediary transferring the securities may be liable for any damage suffered by the investors.
Switzerland
     The shares offered hereby may not and will not be publicly offered, sold, advertised, distributed or re-distributed, directly or indirectly, in or from Switzerland, no solicitation for investments in the shares may be communicated, distributed or otherwise made available in Switzerland in any way that could constitute a public offering within the meaning of article 652a of the Swiss Code of Obligations (“CO”). The prospectus supplement and the attached prospectus, dated November 12, 2010 does not constitute a public offering prospectus within the meaning of articles 652a CO and may not comply with the information standards required thereunder. No application has been or will be made for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and, consequently, the information presented in the prospectus supplement and the attached prospectus, dated November 12, 2010 does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange or any other Swiss exchange. Each copy of this prospectus supplement and the attached prospectus, dated November 12, 2010, is addressed to a specifically named recipient and shall not be passed to a third party.
Isle of Man
     Stifel, Nicolaus & Company, Incorporated is not licensed to carry on investment business under the Financial Services Act 2008 of the Isle of Man, but is authorised to offer Atlantic Coast Financial Corporation’s securities to investors by the Financial Industry Regulatory Authority. Accordingly, Atlantic Coast Financial Corporation and/or Stifel, Nicolaus & Company, Incorporated represents and agrees that it has not offered, sold or delivered, and will not offer, sell or deliver, and has not distributed and will not distribute and has not made and will not make available in the Isle of Man any of the securities nor any copy of this prospectus supplement and the attached prospectus, dated November 12, 2010, or any other documents relating to the securities other than to:
(i)	a person to whom a licence has been granted by the Isle of Man Financial Supervision Commission pursuant to section 7 of the Financial Services Act 2008 of the Isle of Man;

(ii)	an insurer authorised under section 8 of the Insurance Act 2008 of the Isle of Man (the “Isle of Man Insurance Act”);

(iii)	the holder of a permit issued under section 22 of the Isle of Man Insurance Act;

(iv)	a person who is registered under section 23 of the Isle of Man Insurance Act;

(v)	a person carrying on insurance business pursuant to an exemption under sections 5(2)(c) or 5(2)(d) of the Isle of Man Insurance Act;

(vi)	a person registered as a scheme administrator under section 36(1) of the Isle of Man Retirement Benefits Schemes Act 2000; or

(vii)	a person whose ordinary business activities involve him in acquiring, holding, managing or disposing of shares or debentures (as principal or agent), for the purposes of his business.
Completion of the Conversion Offering is Subject to Certain Conditions.
     Completion of the conversion offering remains subject to (1) receipt of final regulatory approvals, including approval of an updated appraisal; and (2) the sale of at least 1,700,000 shares of common stock, which is the minimum of our offering range.
     These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state or foreign securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
For assistance, contact the Stock Information Center, toll-free, at (877) 643-8197.
January 27, 2011